ANGLO AMERICAN

RECEIVED
2004 SEP 20 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

04036965

8 September, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Announcement re additional listing dated 8 September 2004.

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

SEC MAIL PROCESSING
RECEIVED
SEP 16 2004
WASH. D.C. 105 SECTION

Dlw 9/20

AVS: 686669
RNS: 7463C

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 203,400 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 61,408 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 200,024 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 104,044 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,871,871.

N Jordan
Company Secretary
8 September 2004
END.

cc: AWL
NVS
SEC (+5)

AVS: 686669
RNS: 7463C

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 203,400 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 61,408 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 200,024 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 104,044 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,871,871.

N Jordan
Company Secretary
8 September 2004
END.

cc: AWL
NVS
SEC (+5)

AVS: 686669
RNS: 7463C

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 203,400 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 61,408 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 200,024 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 104,044 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,871,871.

N Jordan
Company Secretary
8 September 2004
END.

CC: AWL
NUS
SEC (+5)

AVS: 686669
RNS: 7463C

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 203,400 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 61,408 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 200,024 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 104,044 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,871,871.

N Jordan
Company Secretary
8 September 2004
END.

cc: AWL
NUS
SEC (+5)

AVS: 686669
RNS: 7463C

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 203,400 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 61,408 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 200,024 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 104,044 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,871,871.

N Jordan
Company Secretary
8 September 2004
END.

cc: AWL
NUS
SEC (+5)